Exhibit 99.1

Amsterdam, 27 September 2022

Just Eat Takeaway.com to be Adjusted EBITDA profitable in the second half of this year

Just Eat Takeaway.com N.V. (LSE: JET, AMS: TKWY), hereinafter the “Company”, or together with its group companies “Just Eat Takeaway.com”, one of the world’s largest online food delivery marketplaces, expects to generate positive Adjusted EBITDA in the second half of 2022.

Further improving profitability remains one of Just Eat Takeaway.com’s highest priorities. As previously communicated, the Company is working on improvements to Revenue per Order, Delivery costs per Order and Overheads & Opex. As a result of the significant progress Just Eat Takeaway.com has already made, management now expects Just Eat Takeaway.com to turn profitable earlier than initially anticipated.

Management expects Just Eat Takeaway.com to generate positive Adjusted EBITDA in the second half of 2022, an improvement compared with an Adjusted EBITDA of minus €134 million in the first half of 2022.

Due to uncertainty related to the impact of macroeconomic conditions and foreign exchange volatility on our business, management updates the guidance on GTV to grow by low-single digit year-on-year in 2022.

Outlook

Management updates its guidance for FY 2022:

o	Positive Adjusted EBITDA in the second half of 2022 (previously FY 2022 Adjusted EBITDA margin in the range of minus 0.5% to minus 0.7% of GTV)
o	GTV to grow by low-single digit year-on-year in 2022 (previously mid-single digit)

Management expects the Company to maintain positive Adjusted EBITDA in FY 2023, and the long-term objectives for Just Eat Takeaway.com remain unchanged.

Just Eat Takeaway.com will shortly publish its Extraordinary General Meeting (“EGM”) convocation and explanatory shareholder circular regarding the sale of its iFood stake to Prosus. The Transaction is anticipated to be completed in the fourth quarter of 2022, provided the resolution has been adopted at the EGM.

The Q3 2022 Trading Update will be published on Wednesday 19 October 2022.

Management Board

Jitse Groen, CEO

Brent Wissink, CFO

Enquiries

Investors: Joris Wilton E: IR@justeattakeaway.com Media: E: press@justeattakeaway.com

For more information, please visit our corporate website: https://www.justeattakeaway.com/

About Just Eat Takeaway.com

Just Eat Takeaway.com (LSE: JET, AMS: TKWY) is one of the world’s leading global online food delivery marketplaces.

Exhibit 99.1

Headquartered in Amsterdam, the Company is focused on connecting consumers and partners through its platforms. With 680,000 connected partners, Just Eat Takeaway.com offers consumers a wide variety of food choice.

Just Eat Takeaway.com has rapidly grown to become a leading online food delivery marketplace with operations in the United States, the United Kingdom, Germany, the Netherlands, Canada, Australia, Austria, Belgium, Bulgaria, Denmark, France, Ireland, Israel, Italy, Luxembourg, New Zealand, Poland, Slovakia, Spain and Switzerland, as well as Colombia and Brazil through its stake in the iFood joint venture.

Market Abuse Regulation

This press release contains inside information (i) as meant in clause 7(1) of the Market Abuse Regulation and (ii) in terms of Article 7(1) of the Market Abuse Regulation as it forms part of UK law pursuant to the European Union (Withdrawal) Act 2018.

Disclaimer

Statements included in this press release that are not historical facts are, or may be deemed to be, forward-looking statements, including "forward-looking statements" made within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by the use of forward-looking terminology, including the terms "anticipates", "expects", "intends", "may" or "will" or comparable terminology, or by discussions of strategy, plans, objectives, goals, future events or intentions. Forward-looking statements may and often do differ materially from actual results, reflect the Company's current view with respect to future events and are subject to risks relating to future events, including risks from or uncertainties related to innovation; competition; brand & reputation; acquisitions; global strategic projects; technological reliability and availability; social change, legislation & regulation; data security and privacy; financial reporting, people, operational complexity of hybrid model and integration & transformation, as well as those contained in the Company's filings with the SEC, including the Company's registration statement on Form 20-F and Current Reports on Form 6-K, which may be obtained free of charge at the SEC's website, http://www.sec.gov, and the Company's Annual Reports, which may be obtained free of charge from the Company's corporate website, https://justeattakeaway.com. Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser. Forward-looking statements reflect knowledge and information available at, and speak only as of, the date they are made, and the Company expressly disclaims any obligation or undertaking to update, review or revise any forward-looking statement contained in this announcement. Readers are cautioned not to place undue reliance on such forward-looking statements.

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